# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Qorvo, Inc., CIK 0001604778
CUSIP: 74736K101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Date of event which requires filing of this statement: 10/27/2025
Amends the filing with accession number 0000921895-25-000115
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,511,526; shared voting power 0; sole dispositive power 7,511,526; shared dispositive power 0; aggregate amount beneficially owned 7,511,526 (8.1% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 3,559,103; shared voting power 0; sole dispositive power 3,559,103; shared dispositive power 0; aggregate amount beneficially owned 3,559,103 (3.9% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 483,928; shared voting power 0; sole dispositive power 483,928; shared dispositive power 0; aggregate amount beneficially owned 483,928 (0.5% of the class)
- Starboard Value & Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 187,790; shared voting power 0; sole dispositive power 187,790; shared dispositive power 0; aggregate amount beneficially owned 187,790 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 187,790; shared voting power 0; sole dispositive power 187,790; shared dispositive power 0; aggregate amount beneficially owned 187,790 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 187,790; shared voting power 0; sole dispositive power 187,790; shared dispositive power 0; aggregate amount beneficially owned 187,790 (0.2% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,271,173; shared voting power 0; sole dispositive power 1,271,173; shared dispositive power 0; aggregate amount beneficially owned 1,271,173 (1.4% of the class)
- Starboard G Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,191,067; shared voting power 0; sole dispositive power 1,191,067; shared dispositive power 0; aggregate amount beneficially owned 1,191,067 (1.3% of the class)
- Starboard Value G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,191,067; shared voting power 0; sole dispositive power 1,191,067; shared dispositive power 0; aggregate amount beneficially owned 1,191,067 (1.3% of the class)
- Starboard Value A LP (CIK 0001575998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,191,067; shared voting power 0; sole dispositive power 1,191,067; shared dispositive power 0; aggregate amount beneficially owned 1,191,067 (1.3% of the class)
- Starboard Value A GP LLC (CIK 0001575974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,191,067; shared voting power 0; sole dispositive power 1,191,067; shared dispositive power 0; aggregate amount beneficially owned 1,191,067 (1.3% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,511,526; shared voting power 0; sole dispositive power 7,511,526; shared dispositive power 0; aggregate amount beneficially owned 7,511,526 (8.1% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,511,526; shared voting power 0; sole dispositive power 7,511,526; shared dispositive power 0; aggregate amount beneficially owned 7,511,526 (8.1% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,511,526; shared voting power 0; sole dispositive power 7,511,526; shared dispositive power 0; aggregate amount beneficially owned 7,511,526 (8.1% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,511,526; sole dispositive power 0; shared dispositive power 7,511,526; aggregate amount beneficially owned 7,511,526 (8.1% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,496; shared voting power 7,511,526; sole dispositive power 2,496; shared dispositive power 7,511,526; aggregate amount beneficially owned 7,514,022 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Qorvo, Inc.
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,559,103 Shares beneficially owned by Starboard V&O Fund is approximately $252,474,928, excluding brokerage commissions. The aggregate purchase price of the 483,928 Shares beneficially owned by Starboard S LLC is approximately $34,073,886, excluding brokerage commissions. The aggregate purchase price of the 187,790 Shares beneficially owned by Starboard L Master is approximately $13,219,738, excluding brokerage commissions. The aggregate purchase price of the 1,271,173 Shares beneficially owned by Starboard X Master is approximately $89,917,881, excluding brokerage commissions. The aggregate purchase price of the 1,191,067 Shares beneficially owned by Starboard G LP is approximately $86,057,316, excluding brokerage commissions. The aggregate purchase price of the 818,465 Shares held in the Starboard Value LP Account is approximately $58,068,064, excluding brokerage commissions.

The 2,496 Shares beneficially owned directly by Mr. Feld were granted to him in his capacity as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 27, 2025, Starboard Value LP and certain of its affiliates (collectively, "Starboard") entered into a Voting and Support Agreement (the "Voting and Support Agreement") with Skyworks Solutions, Inc., a Delaware corporation ("Skyworks"), in connection with that certain Agreement and Plan of Merger (the "Merger Agreement"), dated October 27, 2025, by and among the Issuer, Skyworks, Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Skyworks ("Merger Sub I"), and Comet Acquisition II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Skyworks ("Merger Sub II"), pursuant to which (i) Merger Sub I will merge with and into the Issuer (the "First Merger"), with the Issuer surviving the First Merger as a wholly owned subsidiary of Skyworks (the "Surviving Corporation"), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the "Second Merger"), with Merger Sub II continuing as the surviving entity in the Second Merger and a wholly owned subsidiary of Skyworks. Pursuant to the Merger Agreement, at the effective time of the First Merger (the "Effective Time"), each Share of the Issuer outstanding immediately prior to the Effective Time (subject to certain exceptions) will be converted into the right to receive (i) 0.960 Shares of the Issuer, without interest, and (ii) $32.50 in cash, without interest, subject to applicable withholding taxes. The following description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 28, 2025.

Pursuant to the Voting and Support Agreement, Starboard has agreed to vote its Shares in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, and to vote such Shares against any competing acquisition proposal or any other action that would reasonably be expected to interfere with the transactions contemplated by the Merger Agreement. Starboard has also agreed, prior to the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement, (iii) the date of any Qorvo Triggering Event or Skyworks Triggering Event (as such terms are defined in the Merger Agreement), (iv) the mutual written consent of Starboard, the Issuer and Skyworks, (v) the conclusion of the Issuer's stockholder meeting to adopt the Merger Agreement and the transactions contemplated thereby, and (vi) nine months from the date of the Voting and Support Agreement, not to sell or transfer its Shares of the Issuer (subject to certain exceptions). Starboard also agreed to cease discussions regarding any acquisition proposal and, from the date of the Voting and Support Agreement until the Voting Covenant Expiration Date (as defined in the Voting and Support Agreement), Starboard agreed not to solicit any competing acquisition proposal or engage in any discussions or negotiations regarding any acquisition proposal. The Voting and Support Agreement terminates upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement, (c) the date of any Qorvo Triggering Event or Skyworks Triggering Event, and (d) the written consent of Starboard, the Issuer and Skyworks.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Amendment No. 4 to the Schedule 13D are based upon 92,405,537 Shares outstanding, as of October 24, 2025, as reported in the Merger Agreement, dated October 27, 2025, filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 28, 2025.

See rows (11) and (13) of the cover pages to this Amendment No. 4 to the Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Amendment No. 4 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Amendment No. 4 to the Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Persons have not entered into any transaction in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 27, 2025, Starboard entered into the Voting and Support Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.1.

On October 29, 2025, the remaining Reporting Persons following this Amendment No. 4 to the Schedule 13D entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Voting and Support Agreement by and between Skyworks Solutions, Inc. and Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard G Fund, L.P., Starboard Value and Opportunity Master Fund L LP, and Starboard X Master Fund Ltd, dated October 27, 2025.

99.2 - Joint Filing Agreement by and among Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard G. Fund, L.P., Starboard Value G GP, LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, and Peter A. Feld, dated October 29, 2025.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (10/29/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (10/29/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (10/29/2025)
- Starboard Value & Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R LP, its general partner (10/29/2025)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (10/29/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (10/29/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (10/29/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (10/29/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (10/29/2025)
- Starboard G Fund, L.P.: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value G GP, LLC, its general partner (10/29/2025)
- Starboard Value G GP, LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner (10/29/2025)
- Starboard Value A LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A GP LLC, its general partner (10/29/2025)
- Starboard Value A GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (10/29/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (10/29/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (10/29/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (10/29/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (10/29/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (10/29/2025)